Exhibit 99.1

Volvo Signs Letter of Intent with Indian Vehicle Manufacturer Eicher

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 10, 2007--Regulatory News:

    The Volvo Group (NASDAQ:VOLV)(STO:VOLVA)(STO:VOLVB)S has signed a letter of intent with the Indian vehicle manufacturer Eicher Motors Limited regarding the establishment of a new Indian joint-venture company. According to the letter of intent, the joint-venture company will hold Eicher Motors Limited's entire truck and bus operations and the Volvo Group's Indian sales operations within trucks.

    "The Indian market for heavy trucks is the fourth largest in the world and it is strategically highly important for the Volvo Group to have a presence and to offer Indian customers products that are specially adapted to their market and needs," says Volvo CEO Leif Johansson.

    The total Indian market for trucks exceeding five tons amounted in FY 2006/2007 (ending March 31st) to 300,000. Eicher Motors Limited produced 24,300 trucks last year, of which most (20,300) were light and medium-heavy in the range of 5-12 tons and 4,000 in the segment greater than16 ton. The company also produced 3,800 buses. Eicher Motors Limited is India's third-largest producer of trucks, with a market share in light and medium-heavy trucks of 27%. The company has recently entered the growing heavy vehicle segment (greater than16 ton) in India and is already also the third largest player in the heavy segment. Eicher Motors Limited has launched many new products in the 16-, 25-, 31- and 40-ton segments that are adapted to the Indian market. The company also produces and sells buses, motorcycles and components, mainly for gearboxes and axles. In addition, engineering services are offered.

    "Already today, India is one of the world's largest truck markets and projections indicate continued very strong growth," says Volvo CEO Leif Johansson. "Major investments in improved infrastructure and stricter rules for truck weights will strongly drive demand for heavy trucks, which makes the market particularly attractive for the Volvo Group."

    According to the letter of intent, Eicher Motors Limited is to transfer its entire truck and bus operations as well as the component business and engineering services to the newly formed joint-venture company. Motorcycle production will not be included.

    For its part, the Volvo Group will provide USD 350 M to the joint-venture company through transferring its Indian truck dealer and service network to the company, valued at USD 75 M, and contributing USD 275 M in cash.

    The cash contribution means that the joint-venture company gains highly favorable financial resources to be able to initiate an aggressive focus on the heavy segment.

    As a result of the transaction, Volvo receives a direct ownership in the joint-venture company of 45.6%. Since Volvo also intends to acquire 8.1% of Eicher Motors Limited from the majority owner, Volvo gains an ownership interest, directly and indirectly, of 50% of the joint-venture company.

    The joint-venture company will have its production mainly concentrated to Eicher Motor Limited's current plant in Pithampur in central India. The joint-venture company will have about 2,300 employees and the operations within the joint-venture company that come from Eicher Motors Limited had sales in 2006 of about SEK 3.0 bn and operating income of SEK 128 M. The operating margin for the period was 4.2%.The parties' intent is to immediately combine and establish a joint service and dealer network for trucks in India, while initiating joint projects within product development and purchasing.

    "Eicher is an ideal partner for Volvo on the Indian market," says Volvo Deputy CEO Jorma Halonen, who is responsible for the Group's expansion in Asia. "It is a well-managed company, with solid management personnel and highly valuable knowledge about the demands and needs of the Indian market as well as a promising focus within heavy trucks. Combined with the Volvo Group's financial strength and expertise within the heavy truck segment, this provides the joint-venture company extremely favorable conditions to improve an already strong position in the medium-heavy segment and at the same time to become a leading player in the growing heavy segment on the Indian market."

    "This is a win-win deal," says Eicher Motors Limited's CEO Siddhartha Lal. "We are looking forward to working with Volvo and to become a member of the largest global commercial vehicle alliance in the world. With Volvo's strong brand recognition and support in products, technology and financial strength, we will be well positioned to further develop our brand and offer in India."

    The parties will now initiate negotiations regarding a final agreement. Implementation of the transaction requires the approval of the affected government authorities and the shareholders in Eicher Motors Limited. The transaction is expected to be completed before mid-year 2008.

    Short term, the transaction should only have a marginal effect on Volvo's profitability, net financial position and earnings per share.

    December 10, 2007

    Note on press and telephone conference: There will be a combined press and telephone conference hosted by Volvo in Stockholm today at 10.00 AM CET. Volvo will be represented by Leif Johansson Volvo CEO and President. Jorma Halonen, Deputy CEO and Siddhartha Lal, CEO of Eicher Motors Limited, will participate by telephone. Time: 10.00 AM CET. Place: Sparvagnshallarna Konferens, Birger Jarlsgatan 57 A, Stockholm

    The press conference will be webcast via Internet on www.volvo.comand it will also be possible to participate and ask questions via telephone. To download the presentation, please go to www.volvo.comunder "investors." For those who wish to participate in the press conference by telephone, please call +46 (0)8 506 269 30 (Sweden) or +44 (0)207 108 63 03 (UK) 5-10 minutes prior to the start.

    Visit http://www.thenewsmarket.com/volvogroup to access broadcast-standard video from Volvo Group. You can preview and request video, and choose to receive as a MPEG2 file or by Beta SP tape. Registration and video is free to the media.

    AB Volvo (publ) may be required to disclose the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 7.30 a m 12-10-2007.

    The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 100,000 people, has production facilities in 19 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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             Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49
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